File No. 82-1264



BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

Jan 12, 2006



Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs,

We have made public on Dec 28, 2005, the following messages.

- Bridgestone Names New President

In accordance with the Rule 12g 3-2(b), we herewith enclose above documents.

Sincerely,

Michihiro Suzuki
Treasurer
General Manager, Investor Relations
Bridgestone Corporation

FOR IMMEDIATE RELEASE

Contact: BRIDGESTONE CORPORATION
Public Relations
Phone : (81-3)3563-6811
Fax : (81-3)3567-4615

Bridgestone Names New President

Tokyo (January 12, 2006)— Bridgestone Corporation announced today that its Chairman of the Board, CEO and President, Shigeo Watanabe, will be stepping down and that his successor will be Shoshi Arakawa, presently Executive Vice President. The succession will become effective immediately after the general meeting of shareholders on March 30, 2006. Watanabe will continue to serve Bridgestone as the Board Member and Advisor to the Board.

Bridgestone Corporation, headquartered in Tokyo, is the world's largest manufacturer of tires and other rubber products. Tires account for 80 percent of Bridgestone Group sales worldwide. The company also manufactures industrial rubber and chemical products, sporting goods, and other diversified products. It sells its tires and other products in more than 150 nations.

-end-

Mr. Shoshi ARAKAWA

Executive Vice President

Born: April 8, 1944

1968 (Apr)	Joined Bridgestone Tire Co., Ltd. (Now Bridgestone Corporation)
1988 (Mar)	Manager, Executive Secretarial Office
1991 (Jul)	General Manager, F21 Planning and Promotion Project Group
1992 (Mar)	Managing Director of Thai Bridgestone Co., Ltd.
1997 (Mar)	Became a Member of the Board
1997 (Aug)	Director, China Div.
1998 (Jan)	Director, Asia and Oceania Div. concurrently: General Manager, China Dept.
2000 (Oct)	Director, Asia and Oceania Div.
2001 (Mar)	Vice President, Delegated on secondment to Bridgestone/Firestone Europe S.A. Chairman, Chief Executive Officer thereof
2003 (Jan)	Vice President and Senior Officer, Delegated on secondment to Bridgestone Europe NV/SA Chairman, Chief Executive Officer thereof
2003 (Mar)	Senior Vice President, Delegated on secondment to Bridgestone Europe NV/SA Chairman, Chief Executive Officer thereof
2004 (Mar)	Senior Vice President, Responsible for International Operations
2004 (Nov)	Senior Vice President, Responsible for International Operations Concurrently: Director, Asia and Oceania Division

2005 (Jan)	Senior Vice President, Responsible for International Operations
2005 (Jul)	Executive Vice President, Responsible for International Operations